Exhibit 99.1

SINA Reports Fourth Quarter 2014 Financial Results

SHANGHAI, China—March 10, 2015—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter ended December 31, 2014.

Fourth Quarter 2014 Highlights

•          Net revenues increased 7% year over year to $211.1 million. Non-GAAP net revenues increased 8% year over year to $208.5 million, within the Company’s guidance of between $204 million and $210 million.

•          Advertising revenues grew 14% year over year to $181.9 million. Non-advertising revenues were $29.2 million. Non-GAAP non-advertising revenues were $26.6 million.

•          Net income attributable to SINA was $59.8 million, or $0.90 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $15.9 million, or $0.24 non-GAAP diluted net income per share attributable to SINA.

Fiscal Year 2014 Highlights

•          Net revenues increased 16% year over year to $768.2 million. Non-GAAP net revenues increased 17% year over year to $756.3 million.

•          Advertising revenues grew 22% year over year to $640.3 million. Non-advertising revenues were $128.0 million. Non-GAAP non-advertising revenues were $116.0 million.

•          Net income attributable to SINA was $176.8 million, or $2.63 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $52.3 million, or $0.76 non-GAAP diluted net income per share attributable to SINA.

“We are delighted that Weibo closed the year 2014 with solid performance on both operational and financial fronts” said Charles Chao, Chairman and CEO of SINA. “As we enter into 2015, we are excited about the various opportunities unfolding ahead of us on both Weibo and portal sides. We are also confident that our initiatives in revamping our legacy business will start to take shape and form the foundation for longer term growth.” Mr. Chao added.

Fourth Quarter 2014 Financial Results

For the fourth quarter of 2014, SINA reported net revenues of $211.1 million, compared to $197.0 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2014 totaled $208.5 million, compared to $192.3 million for the same period last year.

Online advertising revenues for the fourth quarter of 2014 were $181.9 million, compared to $160.1 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $31.9 million in Weibo advertising revenues, offset by a decline of $10.1 million in portal advertising revenues.

Non-advertising revenues for the fourth quarter of 2014 were $29.2 million. Non-GAAP non-advertising revenues for the fourth quarter of 2014 were $26.6 million, compared to $32.3 million for the same period last year. The year-over-year change in non-GAAP non-advertising revenues was mainly due to a decrease of $4.8 million in mobile value added services (“MVAS”) revenues, partially offset by an increase of $1.9 million in Weibo value added services (“VAS”) revenues.

Gross margin for the fourth quarter of 2014 was 65%, compared to 64% for the same period last year. Advertising gross margin for the fourth quarter of 2014 was 65%, compared to 64% for the same period last year. Non-advertising gross margin for the fourth quarter of 2014 was 62%. Non-GAAP non-advertising gross margin for the fourth quarter of 2014 was 58%, compared to 61% for the same period last year, resulting from a decline in the margin of Weibo VAS.

Operating expenses for the fourth quarter of 2014 totaled $132.9 million, compared to $99.5 million for the same period last year. Non-GAAP operating expenses for the fourth quarter of 2014 totaled $123.3 million, compared to $94.3 million for the same period last year, primarily due to higher personnel costs, marketing expenditures and bad debt expenses.

Income from operations for the fourth quarter of 2014 was $3.9 million, compared to $27.4 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2014 was $11.7 million, compared to $28.6 million for the same period last year.

Non-operating income for the fourth quarter of 2014 was $64.1 million, compared to $24.5 million for the same period last year. Non-operating income for the fourth quarter included (i) a $49.2 million gain as a result of the initial public offering of Tian Ge, a live social video company that we invested in; (ii) a $7.8 million dividend from Aicai.com, an online lottery marketing platform that we invested in; and(iii) $3.2 million, or $5.6 million on a non-GAAP basis, in earnings from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears. Non-operating income for the fourth quarter of 2013 included (i) a $19.5 million gain from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo; and (ii) $3.5 million, or $5.8 million on a non-GAAP basis, in earnings from equity investments.

Net income attributable to SINA for the fourth quarter of 2014 was $59.8 million, compared to $44.5 million for the same period last year. Diluted net income per share attributable to SINA for the fourth quarter of 2014 was $0.90, compared to $0.59 for the same period last year. Non-GAAP net income attributable to SINA for the fourth quarter of 2014 was $15.9 million, compared to $33.0 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2014 was $0.24, compared to $0.47 for the same period last year.

As of December 31, 2014, SINA’s cash, cash equivalents and short-term investments totaled $2.2 billion, compared to $1.9 billion as of December 31, 2013. The increase in cash, cash equivalents, and short term investments was mainly due to cash received from Alibaba’s exercise of its option in Weibo and proceeds received from Weibo’s initial public offering in the second quarter of 2014, partially offset by investments and repurchases made in 2014. For the fourth quarter of 2014, net cash provided by operating activities was $4.7 million, capital expenditures totaled $34.9 million, and depreciation and amortization expenses amounted to $11.1 million.

Changes in Management Roles

The Company also announced changes in management roles, whereby Mr. Herman Yu, the Company’s Chief Financial Officer, will assume a new role as the Chief Financial Officer of Weibo Corporation, one of the Company’s subsidiaries, and Ms. Bonnie Yi Zhang, Weibo’s Chief Financial Officer, will serve as the Chief Financial Officer of the Company. Both changes are effective immediately.

Other Developments

As of March 10, 2015, the Company has repurchased approximately 8.1 million shares under its repurchase program, returning approximately $311 million of cash to stockholders. The Company expects to continue to execute the repurchase program for up to $500 million, which was approved in April 2014 by the Company’s board of directors.

Business Outlook

In the year 2015, the Company will continue to execute a number of major initiatives to renovate its portal business in order to build a solid foundation for long term growth. Many of these transformative endeavors may take time to become meaningful revenue contributors, making it difficult for Management to predict the inflection point for a sustainable growth. As a result, the Company believes that an estimated range of annual revenue targets would be more reliable than quarterly revenue guidance. For the year 2015, SINA estimates that its non-GAAP net revenues will be between $800 million and $900 million, which exclude the recognition of $10.4 million in deferred license revenues from E-House. This forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for GAAP to non-GAAP reconciling items on the share of equity method investments, gain (loss) on the sale, deemed disposal and impairment on business, investment and non-controlling interest in a subsidiary, change in fair value of investor option liability, adjustment for GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests, convertible debt issuance cost and impairment of goodwill. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s GAAP measures to the nearest non-GAAP measures are set forth in the section below titled “Unaudited Reconciliation of GAAP to Non-GAAP Results.”

Conference Call

SINA will host a conference call from 10:10 p.m. — 10:50 p.m. Eastern Time on March 10, 2015 (or 10:10 a.m. — 10:50 a.m. Beijing Time on March 11, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
Passcode for all regions:	98098820

A replay of the conference call will be available through morning Eastern Time March 18, 2015. The dial-in number is +61 2 9003 4211. The passcode for the replay is 98098820.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2014	2013	2014	2014	2013
Net revenues:
Advertising	$181,935	$160,070	$166,790	$640,286	$526,494
Non-advertising	29,202	36,948	31,823	127,955	138,612
	211,137	197,018	198,613	768,241	665,106
Cost of revenues:
Advertising *	63,315	57,498	63,142	244,697	216,513
Non-advertising	11,069	12,555	10,642	45,644	54,551
	74,384	70,053	73,784	290,341	271,064
Gross profit	136,753	126,965	124,829	477,900	394,042

Operating expenses:
Sales and marketing *	61,069	46,465	60,954	228,927	160,411
Product development *	50,719	37,406	49,372	192,322	146,332
General and administrative *	21,102	15,668	25,355	83,039	64,727
Impairment on goodwill	—	—	—	14,526	—
	132,890	99,539	135,681	518,814	371,470
Income (Loss) from operations	3,863	27,426	(10,852)	(40,914)	22,572

Non-operating income:
Earning from equity method investments, net	3,167	3,509	4,670	19,471	9,525
Gain (loss) on sale of and impairment on investments, net	53,081	(2,912)	128,599	208,231	(13,521)
Change in fair value of investor option liability	—	19,535	—	(46,972)	21,064
Interest and other income, net	7,835	4,417	11,019	28,925	18,792
	64,083	24,549	144,288	209,655	35,860

Income before income taxes	67,946	51,975	133,436	168,741	58,432
Income tax expenses	(7,004)	(6,095)	(2,656)	(6,970)	(14,602)

Net income	60,942	45,880	130,780	161,771	43,830
Less: Net income (loss) attributable to non-controlling interests	1,191	1,430	(2,815)	(15,031)	(1,302)

Net income attributable to SINA	$59,751	$44,450	$133,595	$176,802	$45,132

Basic net income per share attributable to SINA	$0.95	$0.62	$2.06	$2.72	$0.68
Diluted net income per share attributable to SINA **	$0.90	$0.59	$1.91	$2.63	$0.66

Shares used in computing basic net income per share attributable to SINA	63,017	66,548	64,963	64,950	66,741
Shares used in computing diluted net income per share attributable to SINA	69,524	70,064	71,509	71,565	67,087

* Stock-based compensation in each category:
Cost of revenues - advertising	$809	$641	$923	$3,231	$6,234
Sales and marketing	1,377	841	1,465	5,092	8,643
Product development	2,242	969	2,090	7,217	11,418
General and administrative	5,107	3,096	4,164	16,953	20,806

** Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$1,223,682	$916,276
Short-term investments	942,856	951,963
Accounts receivable, net	259,764	193,381
Prepaid expenses and other current assets	109,214	57,182
Subtotal	2,535,516	2,118,802

Property and equipment, net	63,729	80,920
Goodwill and intangible assets, net	64,489	58,189
Long-term investments, net	860,003	526,587
Other assets	179,591	113,345
Total assets	$3,703,328	$2,897,843

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,853	$6,988
Accrued liabilities	320,268	220,837
Deferred revenues	50,557	49,200
Income taxes payable	17,979	21,577
Investor option liability	—	29,504
Subtotal	392,657	328,106

Convertible debt	800,000	800,000
Long-term deferred revenue	85,391	89,039
Other long-term liabilities	4,010	5,080
Total liabilities	1,282,058	1,222,225

Shareholders’ equity
SINA shareholders’ equity	2,145,772	1,191,210
Non-controlling interests	275,498	484,408
Total shareholders’ equity	2,421,270	1,675,618

Total liabilities and shareholders’ equity	$3,703,328	$2,897,843

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2014	2013	2014	2014	2013

Net revenues
Portal:
Portal Advertising	$93,962	$104,025	$101,417	$375,504	$378,068
Other	11,963	21,569	13,066	58,565	98,725
Subtotal	105,925	125,594	114,483	434,069	476,793

Weibo	105,212	71,424	84,130	334,172	188,313
	$211,137	$197,018	$198,613	$768,241	$665,106

Cost of revenues
Portal:
Portal Advertising	$41,299	$43,386	$44,811	$172,078	$161,385
Other	7,299	10,425	8,303	34,664	49,788
Subtotal	48,598	53,811	53,114	206,742	211,173

Weibo	25,786	16,242	20,670	83,599	59,891
	$74,384	$70,053	$73,784	$290,341	$271,064

SINA CORPORATION

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2014				December 31, 2013				September 30, 2014
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$181,935			$181,935	$160,070			$160,070	$166,790			$166,790
Non-advertising revenues	29,202	(2,609	)(a)	26,593	36,948	(4,686	)(a)	32,262	31,823	(2,609	)(a)	29,214
Net revenues	$211,137	$(2,609)		$208,528	$197,018	$(4,686)		$192,332	$198,613	$(2,609)		$196,004

		(2,609	)(a)			(4,686	)(a)			(2,609	)(a)
		809	(b)			641	(b)			923	(b)
Gross profit	$136,753	$(1,800)		$134,953	$126,965	$(4,045)		$122,920	$124,829	$(1,686)		$123,143

		(8,726	)(b)			(4,906	)(b)			(7,719	)(b)
		(904	)(c)			(292	)(c)			(815	)(c)
Operating expenses	$132,890	$(9,630)		$123,260	$99,539	$(5,198)		$94,341	$135,681	$(8,534)		$127,147

		(2,609	)(a)			(4,686	)(a)			(2,609	)(a)
		9,535	(b)			5,547	(b)			8,642	(b)
		904	(c)			292	(c)			815	(c)
Income (loss) from operations	$3,863	$7,830		$11,693	$27,426	$1,153		$28,579	$(10,852)	$6,848		$(4,004)

						(4,686	)(a)
		(2,609	)(a)			5,547	(b)			(2,609	)(a)
		9,535	(b)			230	(c)			8,642	(b)
		694	(c)			2,273	(d)			630	(c)
		2,411	(d)			2,912	(e)			2,463	(d)
		(53,081	)(e)			(19,535	)(f)			(128,599	)(e)
		(2,160	)(g)			1,106	(g)			(2,373	)(g)
		1,398	(h)			699	(h)			1,398	(h)
Net income attributable to SINA	$59,751	$(43,812)		$15,939	$44,450	$(11,454)		$32,996	$133,595	$(120,448)		$13,147

Diluted net income per share attributable to SINA *	$0.90			$0.24	$0.59			$0.47	$1.91			$0.19
Shares used in computing diluted net income per share attributable to SINA	69,524	(6,468	)(j)	63,056	70,064	—		70,064	71,509	(6,468	)(j)	65,041

Gross margin - advertising	65%	1%		66%	64%	0%		64%	62%	1%		63%
Gross margin - non-advertising	62%	-4%		58%	66%	-5%		61%	67%	-3%		64%

	Twelve months ended
	December 31, 2014				December 31, 2013
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$640,286			$640,286	$526,494			$526,494
Non-advertising revenues	127,955	(11,959	)(a)	115,996	138,612	(18,745	)(a)	119,867
Net revenues	$768,241	$(11,959)		$756,282	$665,106	$(18,745)		$646,361

		(11,959	)(a)			(18,745	)(a)
		3,231	(b)			6,234	(b)
Gross profit	$477,900	$(8,728)		$469,172	$394,042	$(12,511)		$381,531

		(29,262	)(b)
		(3,364	)(c)			(40,867	)(b)
		(14,526	)(i)			(604	)(c)
Operating expenses	$518,814	$(47,152)		$471,662	$371,470	$(41,471)		$329,999

		(11,959	)(a)
		32,493	(b)			(18,745	)(a)
		3,364	(c)			47,101	(b)
		14,526	(i)			604	(c)
Income (loss) from operations	$(40,914)	$38,424		$(2,490)	$22,572	$28,960		$51,532

		(11,959	)(a)
		32,493	(b)			(18,745	)(a)
		2,592	(c)			47,101	(b)
		9,095	(d)			473	(c)
		(208,231	)(e)			10,918	(d)
		46,972	(f)			13,521	(e)
		(15,613	)(g)			(21,064	)(f)
		5,592	(h)			(770	)(g)
		14,526	(i)			699	(h)
Net income attributable to SINA	$176,802	$(124,533)		$52,269	$45,132	$32,133		$77,265

Diluted net income per share attributable to SINA *	$2.63			$0.76	$0.66			$1.13
Shares used in computing diluted net income per share attributable to SINA	71,565	(6,467	)(j)	65,098	67,087			67,087

Gross margin - advertising	62%	0%		62%	59%	1%		60%
Gross margin - non-advertising	64%	-3%		61%	61%	-7%		54%

(a)  To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)  To adjust stock-based compensation.

(c)  To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)  To adjust the GAAP to Non-GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)  To adjust gain (loss) on sale of investments, gain (loss) on deemed disposal and (impairment) on investments, net.

(f)  To adjust the change in fair value of investor option liability.

(g)  To adjust GAAP to Non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(h)  To adjust convertible debt issuance cost.

(i)  To adjust impairment on goodwill.

(j)  To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*    Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	December 31, 2014			December 31, 2013			September 30, 2014
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,632			$991			$1,657
To adjust amortization of intangible assets resulting from business acquisitions		473			945			497
Earning from equity method investments, net	$3,473	$2,105	$5,578	$3,846	$1,936	$5,782	$4,979	$2,154	$7,133
Share of amortization of equity investments’ intangibles not on their books	$(306)	$306	$—	$(337)	$337	$—	$(309)	$309	$—
	$3,167	$2,411	$5,578	$3,509	$2,273	$5,782	$4,670	$2,463	$7,133

	Twelve months ended
	December 31, 2014			December 31, 2013
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$5,515			$5,149
To adjust amortization of intangible assets resulting from business acquisitions		2,324			4,138
Earning from equity method investments, net	$20,727	$7,839	$28,566	$11,156	$9,287	$20,443
Share of amortization of equity investments’ intangibles not on their books	$(1,256)	$1,256	$—	$(1,631)	$1,631	$—
	$19,471	$9,095	$28,566	$9,525	$10,918	$20,443

* Earning from equity method investments is recorded one quarter in arrears.